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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              dated July 12, 2001


                                   ILOG S.A.

                             9 Rue De Verdun BP 85
                            94253 Gentilly, France

                   (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F   X         Form 40-F ___.
                                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes  ___          No  X .
                                                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


ILOG S.A. (the "Company") announced expected results for its fourth quarter, ended June 30, 2001, in a press release dated July 9, 2001. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

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                                   ILOG S.A.


                                   FORM 6-K


                                 EXHIBIT INDEX

Exhibit 99.1 Press release, dated July 9, 2001, announcing expected results of ILOG S.A. for its fourth quarter ended June 30, 2001.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ILOG S.A.

                      By:    /s/ Roger D. Friedberger
                           ----------------------------
                           Roger D. Friedberger
                           Chief Financial Officer


Date: July 12, 2001

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